Exhibit 4.46
CREDIT AGREEMENT
The undersigned:

1.	Adventure Two S.A., established in Majuro, Marshall Islands,
Adventure Three S.A., established in Majuro, Marshall Islands,
	Adventure Seven S.A., established in Majuro, Marshall Islands,	(new)
hereinafter (together and individually) referred to as ‘the Borrower’,

2.	HOLLANDSCHE BANK-UNIE N.V., having its registered office in Rotterdam, the Netherlands, hereinafter referred to as ‘HBU’.
Have agreed as follows:
On the basis of the information supplied to HBU, the Borrower is granted a facility on the terms and conditions and at the rates and charges stated in this agreement and the appendix hereto. The facility is granted to finance the Borrower’s business activities.
The 8-year rollover loan is granted particularly to finance the purchase of the MV “African Protea” t.b.r. “Free Knight”.

Facility amount	USD	34,600,000	(was USD 3,100,000)

Breakdown of facility amount
Overdraft facility I	USD	3,100,000
Overdraft facility II	USD	1,500,000	(new)
Overdraft facility III	USD	3,000,000	(new)
8-year rollover loan	USD	27,000,000	(new)
Overdraft facility I and II
These credits may also be used for drawing short-term loans in USD. The terms and conditions governing these short-term loans will be incorporated in separate short-term loan agreement.
Reduction scheme overdraft facility I
 Except for earlier alteration, the limit of the overdraft facility will be reduced in successive three-monthly instalments according to the below schedule:
1 instalment of USD 100,000 on 27 March 2008,
2 instalments of USD 500,000, on 27 June 2008 and 27 September 2008 and
1 instalment of USD 2,000,000 on 27 December 2008

Reduction scheme overdraft facility II	(new)
Except for earlier alteration, the limit of the overdraft facility II will be reduced by EUR 125,000 per quarter to nil, beginning three months after drawing date.

Reduction scheme overdraft facility III	(new)
Except for earlier alteration, the limit of the overdraft facility III will be reduced to nil on 1 April 2016.

The 8-year rollover loan	(new)
The terms and conditions governing the loan will be incorporated in a separate rollover loan agreement. The main details and conditions applicable to the loan is stated in the appendix A.
Rates and charges
Overdraft facility I, II and III
•	Current variable USD debit interest rate, based on the market rate, will be 5.93%.
(amendment)

•	Short term loans: libor + 1.30%.	(amendment)

Overdraft facility II	(new)

•	Upfront fee:	USD 3,600
The upfront fee will be charged after this Credit Agreement has been signed.

Overdraft facility III	(new)

•	Upfront fee:	0.6% of the principal amount
The upfront fee will be charged after this Credit Agreement has been signed.

•	Commitment fee	0.65% per annum
Commitment fee will be charged over the undrawn part of the overdraft facility III.
Security and covenants
•	First preferred mortgage on the vessel m.v. “Free Destiny”, registered under the flag of the Marshall Islands. IMO number 8128157, call letters V7GD9. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

•	Second preferred mortgage on the vessel m.v. “Free Destiny”, registered under the flag of the Marshall Islands. IMO number 8128157, call letters V7GD9. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

•	First preferred mortgage of USD 6,000,000 plus 40% for cost and interest on the m.v. “Free Envoy”, registered under the flag of the Marshall Islands. Official number 2161, call letters V7GR6. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

•	Second preferred mortgage on the m.v. “Free Envoy”, registered under the flag of the Marshall Islands. Official number 2161, call letters V7GR6. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

•	First preferred mortgage of USD 38,500,000 plus 40% for cost and interest on the m.v. “African Protea” t.b.r. “Free Knight”, registered under the flag of the Common wealth of the Bahamas. Official number 9300831`, call letters VRCC3. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

•	Joint and several liability of all parties named under 1. above, pursuant to I.4 of the HBU General Credit Provisions.

•	Independent Corporate Guarantee of USD 34,600,000, plus interest and costs, from FreeSeas Inc., established in Majuro, Marshall Islands.
(amendment)
•	Pledge of rights and earnings under time charter contracts concluded or to be concluded.

•	Pledge of rights under hull and machinery insurance policy.

•	Pledge of rights under protection and indemnity risk insurance policy.

•	To the extent the Borrower is not already obliged to do so on any other basis, the Borrower hereby further undertakes to provide HBU with all of the following security as security for the obligations referred to in I.3.1 of the HBU General Credit Provisions:
•	a right of pledge on all assets referred to in Article 18 of the General Banking Conditions of HBU.

In order to effectuate the above, the Borrower hereby pledges to HBU, to the extent not already pledged to HBU pursuant to Article 18 of the General Banking Conditions of HBU, the present and future debts owing — as regards future debts, the pledge being made in advance — by HBU to the Borrower as security as stated above. The Borrower hereby grants HBU a power of attorney to pledge these debts, at any time and repeatedly, to itself on behalf of the Borrower. This power of attorney is unconditional and irrevocable.

•	a right of pledge on the rights of recourse and the subrogated rights arising pursuant to the joint and several liability referred to in I.4.3 of the HBU General Credit Provisions.

In order to effectuate the above, the Borrower hereby pledges to HBU, to the extent not already pledged to HBU in accordance with I.4.3. of the HBU General Credit Provisions, his aforementioned rights of recourse as security as stated above. If the Borrower is subrogated to the rights of HBU, HBU reserves a pledge on the subrogated rights as security as stated above.
HBU hereby accepts the above rights of pledge. This Credit Agreement constitutes a notice of these pledges to the other parties referred to as the Borrower and to HBU.
Other provisions

•	With a view to the continuity of the Borrower’s business, HBU deems it necessary that, as from the end 2008:	(new)
•	the Interest Coverage Ratio of Freeseas Inc. must amount to at least 2.5;

•	the Debt Service Cover Ratio of Freeseas Inc. is not less than 1.1.

•	the Gearing of Freeseas Inc. must amount to maximum 2.5;
These criteria must be satisfied throughout the facility period.

•	All definitions concerning this Credit Agreement are stated in the Appendix B.	(new)

•	In case of a sale of the MV “Free Envoy” or the MV “Free Destiny” any outstanding balance under Borrower’s overdraft facility I or II wil be fully repaid and under the rollover loan an extra repayment of USD 2,000,000 each will be made.	(new)

•	The vessels will be safely operated and maintained and will in any case always be in class (acceptable IACS members) during the loan period.	(new)

•	Borrower will give HBU a time charter agreement with respect to the m.v. “African Protea” t.b.r. “Free Knight” for inspection. The contents, a contract of at least 1 year at a rate of at least USD 25,000 a day, must be acceptable to HBU.	(new)

•	Borrower will give HBU the time charter agreements for inspection. The contents thereof must be acceptable to HBU.

•	The loan to value must be lower than 60% at any moment. The loan to value means the total outstanding facilities of the Borrower with HBU divided by actual valuation results of the vessels mortgaged in favour of HBU.	(amendment)

•	The Borrower will submit once a year to HBU a valuation report of the mortgaged vessels. The contents must be acceptable to HBU.

•	All relations between the Borrower and HBU shall be subject to the General Banking Conditions of HBU. In addition, the credit relationship concerned shall also be subject to the HBU General Credit Provisions of July 2006, attached to this Credit Agreement. By signing this Credit Agreement the Borrower declares that he has received a copy of the General Banking Conditions and the HBU General Credit Provisions and is fully aware of the contents thereof.

Signature:
Rotterdam, 21 January 2008
HOLLANDSCHE BANK-UNIE N.V.

/s/ Illegible
Majuro, 2008

/s/ Ion G. Varouxakis	/s/ Ion G. Varouxakis
Adventure Two S.A.	Adventure Three S.A.

/s/ Ion G. Varouxakis
Adventure Seven S.A.

Appendix A to the Credit Agreement dated 21 January 2008
Re: main details of roll-over loan

1. Borrower	Adventure Two S.A.
Adventure Three S.A.
Adventure Seven S.A.

2. Amount	USD 27,000,000

3. Term	8-year loan

4. Purpose	the purchase of the m.v. “African Protea” t.b.r. “Free Knight”

5. Drawing	in one amount, not later than 1 April 2008.

6. Interest	LIBOR (London Inter-Bank Offered Rate) increased by a margin of 1.3%.
HBU has the right to review this margin after five years.

7. Fixed rate period	3, 6 or, subject to the approval of HBU, 12 months.

8. Upfront fee	0.60% of the loan amount, payable when the loan agreement referred to in 14 below is signed.

9. Commitment fee	0.65% per annum.
Commitment fee will be charged over the principal amount of the loan from the first full calendar month after the signing of this Credit Agreement until the loan has been drawn, and be payable for the first time on 1 April 2008.

10. Repayment	in 4 successive three-monthly instalments of USD 1,750,000, the first instalment beginning three months after drawing date, then followed by 26 instalments of USD 750,000 and 1 instalment of USD 500,000.

11. Premature repayment	permitted on interest fixing dates taking into account the following compensation to be paid over the repayment amount: within two years of the drawing date: 0.375% and thereafter 0.25%.

12. Security and Covenants	See the Credit Agreement.

13. Special provisions	See the Credit Agreement (insofar as applicable).

14. Documents	These main details as well as the terms and conditions commonly applied by HBU will be incorporated in a loan agreement, which will be sent to the Borrower as soon as possible after the signing of the Credit Agreement.

APPENDIX B
Definitions
Adjusted Balance Sheet Total means, total assets minus the sum of (a) intangible assets, (b) deferred tax assets, (c) participating interests, (d) receivables from shareholders and/or directors and (e) shares held in the own company, as shown in the Annual Accounts.
Annual Accounts means, Freeseas Inc.’s annual accounts, consisting of the consolidated balance sheet, profit and loss account and accompanying notes, including an unqualified audit certificate, drawn up by Price Waterhouse Coopers or comparable (acceptable to HBU) in accordance with the calculation bases and accounting principles applied in the Freeseas Inc.’s consolidated annual accounts for the financial year 2006;
Capital Expenditure means, expenditure that should be treated as capital expenditure in accordance with GAAP.
Consolidated EBIT means, in respect of any Relevant Period, the consolidated net operating profit of FreeSeas Inc. plus corporation tax or other taxes on income or gains, plus Net Interest Expense in respect of that Relevant Period, plus extraordinary and/or non-operational costs and charges less extraordinary and/or non-operational income or gains in respect of that Relevant Period.
Consolidated EBITDA means, in respect of any Relevant Period, Consolidated EBIT for that Relevant Period plus depreciation and the amount attributable to amortisation of goodwill and any other intangible assets (including capitalised transaction costs) during that Relevant Period.
Consolidated Net Finance Charges means, for any Relevant Period, the aggregate amount of the accrued interest, arrangement fee and other amounts in the nature of interest in respect of all borrowings whether paid, payable or capitalised by FreeSeas Inc. in respect of that Relevant Period:
excluding any such obligations owed to FreeSeas Inc.;
including the interest element of leasing and hire purchase payments under any such contract which would, in accordance with the accounting principles, be treated as a finance or capital lease;
including any accrued commission, fees, discounts and other finance payments payable by FreeSeas Inc. under any interest rate hedging arrangement, if any;
deducting any accrued commission, fees, discounts and other finance payments owing to FreeSeas Inc. under any interest rate hedging instrument, if any;
deducting any accrued interest owing to FreeSeas Inc. on any deposit or bank account;
excluding any acquisition costs.
Consolidated Total Bank Debt means, at any time, the aggregate amount of all obligations of FreeSeas Inc. for or in respect of borrowings with any bank but:
excluding any such obligations to FreeSeas Inc.;
including, in the case of finance leases, only the capitalised value therefore (no amount shall be excluded or included more than once), less the total amount of the credit balance of the accounts which Borrower holds with HBU.

Consolidated Total Bank Debt/Consolidated EBITDA Ratio means, in relation to any Relevant Period, the Consolidated Total Bank Debt divided by Consolidated EBITDA for such Relevant Period.
Debt Service Cover Ratio means, in relation to any Relevant Period, Free Operating Cash Flow for such Relevant Period divided by Net Total Debt Service for such Relevant Period.
Excess Cash means, in respect of any Relevant Period, Free Operating Cash Flow for that Relevant Period minus Net Total Debt Service for that Relevant Period minus any voluntary prepayments made in respect of this Credit Agreement in that Relevant Period.
Financial Indebtedness means, without double counting:
•	any indebtedness for or in respect of indebtedness for borrowed money;

•	any documentary credit facility;

•	any treasury transaction or any other transaction entered into in connection with protection against or benefit from fluctuation in any rate or price and the amount of the financial indebtedness in relation to any such transaction shall be calculated by reference to the marked-to-market valuation of such transaction at the relevant time; and

•	any guarantee, indemnity, bond, standby letter of credit or any other instrument issued in connection with the performance of any contract or other obligation.
Financial Year means, annual accounting period of FreeSeas Inc. ending on 31 December in each year.
Free Operating Cash Flow means, in respect of any Relevant Period, Consolidated EBITDA for that Relevant Period after:
     adding:
•	any decrease in the amount of Working Capital;

•	any cash receipt in respect of any exceptional or extraordinary item (including, without limitation, the proceeds of the sale of any assets other than material part of the business disposal proceeds or the proceeds from the disposal of a material asset);

•	any increase in provisions, other non-cash debits and other non-cash charges taken into account in establishing Consolidated EBITDA;
     and deducting:
•	any amount of Capital Expenditure actually made by FreeSeas Inc.;

•	any increase in the amount of Working Capital;

•	any cash payment in respect of any exceptional or extraordinary item;

•	any amount actually paid or due and payable in respect of taxes on the profits of FreeSeas Inc.;

•	any decrease in provisions and other non-cash credits taken into account in establishing Consolidated EBITDA;
and so that no amount shall be included more than once.

Gearing means, total debt divided by Tangible Net Worth.
Interest Coverage Ratio means, in relation to any Relevant Period, Consolidated EBIT for such Relevant Period divided by the sum of Consolidated Net Finance Charges for such Relevant Period.
Interest Expense means, in respect of any Relevant Period and any Financial Indebtedness of FreeSeas Inc. referred to in the definition of Total Net Debt, the aggregate of all continuing, regular or periodic costs, charges and expenses incurred in effecting, servicing or maintaining such Financial Indebtedness in respect of such relevant period (but not agency or underwriting fees) including:
•	gross interest and arrangement fee on any form of such Financial Indebtedness which has accrued as an obligation of FreeSeas Inc. during that Relevant Period, including the interest element of finance leases; and

•	the consideration given by FreeSeas Inc. during that Relevant Period by way of discount in connection with such Financial Indebtedness by way of acceptance credit, bill discounting or other like arrangement.
GAAP means the generally accepted accounting principles in the Netherlands.
Net Interest Expense means, in respect of any Relevant Period, Interest Expense for such Relevant Period less interest, commission, fees, discounts and other finance charges receivable during that Relevant Period (including interest, commission, fees, discounts and other finance charges receivable under the hedging arrangement).
Net Total Debt Service means, in respect of any Relevant Period, the aggregate of:
•	Net Interest Expense for such Relevant Period; and

•	all scheduled repayments of capital or principal under the terms of any Financial Indebtedness of FreeSeas Inc. (excluding any Financial Indebtedness owed by FreeSeas Inc. to any other member of FreeSeas Inc.) in each case which fall due during that Relevant Period.
Quarterly Accounts means Borrower’s consolidated balance sheet, profit and loss account, and compliance certificate, in accordance with the calculation bases and accounting principles applied in the Borrowers consolidated Annual Accounts for the Financial Year.
Relevant Period means each period of twelve months ending on the last day of each of FreeSeas Inc.’s calendar quarter starting with the period of twelve months ending on 31 December 2006.
Total Net Debt means, in respect of any Relevant Period, the aggregate of all outstanding Financial Indebtedness of FreeSeas Inc. as at the last day of such Relevant Period and less all Cash as at the last day of such Relevant Period.

Tangible Net Worth means, issued and paid-up share capital plus reserves, deferred tax liabilities and loans subordinated to Freeseas Inc.’s debts to HBU, minus intangible assets, deferred tax assets, participating interests, receivables from shareholders and/or directors and shares Freeseas Inc. holds in his own company, as shown in the annual accounts.
Test Date means, in respect of any Relevant Period, the dates on which HBU shall review the Annual Accounts and/or Quarterly Accounts in order to assess the Excess Cash, Consolidated Total Bank Debt/Consolidated EBITDA Ratio, Debt Service Cover Ratio, Interest Cover Ratio and any other financial ratio which HBU deems necessary with a view to the continuity of the Borrower’s business. HBU shall assess the Consolidated Total Bank Debt/Consolidated EBITDA Ratio, Debt Service Cover Ratio and Interest Cover Ratio quarterly on a rolling 12 month basis and based on the Quarterly Accounts. HBU shall assess the Excess Cash once a year based on the Annual Accounts. Said assessment shall always take place within 30 days after receipt by HBU of the Annual Accounts and/or Quarterly Accounts.
Working Capital means trade and other debtors in respect of operating items of any member of FreeSeas Inc., plus prepayments and stock, less trade and other creditors in respect of operating items of FreeSeas Inc. and less accrued expenses and accrued costs of FreeSeas Inc.